July 22, 2008

VIA EDGAR
United States
Securities and Exchange Commission
Washington, D.C 20549
Attention: Ms. Jan Woo
Mail Stop 4561

Re:	City Loan, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed July 17, 2008
File No. 000-50561

Dear Ms. Woo:

Please find electronically transmitted herewith changes to City Loan, Inc.’s (the “Company”) Preliminary Information Statement on Schedule 14C filing in response to your comments dated July 18, 2008. This response letter has been numbered to coincide with your comment letter.

Comment 1: We note that you did not submit a response letter on EDGAR with your revised information statement. Please submit the response letter as correspondence on the EDGAR system.

Response:

The Company filed its response letter to your comments dated July 10, 2008, but was informed by its financial printer that such was not marked as “Correspondence.” Moving forward, the Company undertakes to clearly instruct its financial printer to properly mark all responses as “Correspondence” upon filing.

Comment 2: We note that you did not provide all the acknowledgements that we requested, which appear at the end of our letter dated July 10, 2008. In your next response, please provide the representations as requested. Note that the representations should come directly from the company.

Response:

The Company’s response letter to your comments dated July 10, 2008 included the acknowledgments requested. However, our financial printer inadvertently failed to mark such correspondence accordingly. Please refer to the response letter filed on July 17, 2008 along with the amended Preliminary Information Statement for the acknowledgments requested. In this regard, the Company undertakes to clearly instruct its financial printer to properly mark all responses upon filing.

Comment 3: Please refer to prior comment two in our letter dated July 10, 2008. We note that you summarized the differences in Delaware and Nevada corporate law but did not address the differences in the corporate governance documents of the company and new corporation. Please revise the information statement to provide a summary comparison of all of the material differences in the corporate governance documents, including the certificate of incorporation and the bylaws, of the company and the new corporation, and address the purpose and the general effect of each such change upon the rights of existing security holders. To the extend any of the described changes have an anti-takeover purpose or effect, ensure that you clearly disclose this effect. See Release No. 34-15230.

Response:

The Preliminary Information Statement has been revised in response to your comment to state that there will be no material difference between the Certificate of Incorporation/Articles of Incorporation and By-laws of the Company upon Reincorporation. Please see page 9 thereof for the changes requested.

Comment 4: Please revise second paragraph under “Comparison of Corporate Governance Documents” to reflect that, if true, you have outlined all material differences between the Delaware General Corporation Law and Nevada corporate law. This disclosure should be materially complete so that shareholders will not need to “refer to the NRS or GCL to understand how these laws apply to City Loan Nevada [or] to [y] our company”. Revise statement accordingly.

Response:

The Preliminary Information Statement has been revised in response to your comment. Please see page 8-9 thereof for the changes requested.

The Company believes that it has responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know. The Company would like to go effective as soon as possible. Your anticipated cooperation is greatly appreciated.

Sincerely,

\s\ William Atkinson
William Atkinson

Cc: Peter J. Gennuso, Esq.